                                               Filed pursuant to Rule 421(b)(2)
                                                     Registration No. 333-09919

PROSPECTUS SUPPLEMENT

(TO PROSPECTUS DATED SEPTEMBER 12, 1996)

ENRON OIL & GAS COMPANY
$150,000,000
6.70% Notes Due November 15, 2006

Interest payable May 15 and November 15
ISSUE PRICE: 99.828%

Interest on the 6.70% Notes due November 15, 2006 (the "Notes") is payable semi-annually on May 15 and November 15 of each year, commencing May 15, 1997. The Notes will not be redeemable prior to maturity and will not be subject to any sinking fund. See "Description of Notes."

The Notes will be represented by one global certificate registered in the name of the nominee of The Depository Trust Company ("DTC") and such nominee will be the sole holder of the Notes. The Notes will not be issued in definitive registered form except in limited circumstances. Settlement for the Notes will be made in immediately available funds. The Notes will trade in DTC's Same-Day Funds Settlement System until maturity, and secondary market trading activity in the Notes will therefore settle in immediately available funds. See "Description of Notes -- Book-Entry Only System."

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------

                                                                 UNDERWRITING
                                              PRICE TO           DISCOUNTS AND      PROCEEDS TO
                                              PUBLIC(1)          COMMISSIONS(2)     COMPANY(1)(3)
------------------------------------------------------------------------------------------------
Per Note                                      99.828%            .650%              99.178%
------------------------------------------------------------------------------------------------
Total                                         $149,742,000       $975,000           $148,767,000
------------------------------------------------------------------------------------------------

(1) Plus accrued interest, if any, from November 18, 1996.

(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(3) Before deducting expenses payable by the Company estimated at $100,000.

The Notes are offered, subject to prior sale, when, as and if accepted by the Underwriters and subject to approval of certain legal matters by Bracewell & Patterson, L.L.P., counsel for the Underwriters. It is expected that delivery of the Notes will be made through the book-entry facilities of DTC on or about November 18, 1996 against payment therefor in immediately available funds.

J.P. MORGAN & CO.
                       GOLDMAN, SACHS & CO.
                                              MORGAN STANLEY & CO.
                                           INCORPORATED

                                                            SALOMON BROTHERS INC
November 13, 1996

IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

No person has been authorized to give any information or to make any representations other than those contained or incorporated by reference in this Prospectus Supplement or the Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized. This Prospectus Supplement and the Prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities to which they relate or any offer to sell or the solicitation of any offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this Prospectus Supplement or the Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to its date.

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

Capitalization......................................................................      S-3
Use of Proceeds.....................................................................      S-4
Ratio of Earnings to Fixed Charges..................................................      S-4
Description of Notes................................................................      S-4
Underwriting........................................................................      S-6
Validity of the Notes...............................................................      S-6
                                         PROSPECTUS
Available Information...............................................................        2
Incorporation of Certain Documents by Reference.....................................        2
Business of the Company.............................................................        3
Use of Proceeds.....................................................................        4
Ratio of Earnings to Fixed Charges..................................................        4
Description of Debt Securities......................................................        5
The Selling Stockholder.............................................................       12
Relationship Between the Company and Enron Corp.....................................       13
Description of Common Stock.........................................................       14
Plan of Distribution................................................................       15
Validity of Securities..............................................................       16
Experts.............................................................................       16

                                 CAPITALIZATION

The following table sets forth the summary consolidated capitalization of Enron Oil & Gas Company (the "Company") and its consolidated subsidiaries as of September 30, 1996, and as adjusted for the issuance on October 9, 1996 of $30,000,000 aggregate principal amount of notes due 1999 (which notes remain outstanding) and the Notes offered hereby, the net proceeds of which are to be used to retire the $67,000,000 of bank debt outstanding at September 30, 1996, to retire $12,758,000 of bank debt incurred since September 30, 1996 to pay the notes due to an affiliated company, and to retire other bank debt incurred since September 30, 1996 to fund exploration and development expenditures and other general corporate purposes. See "Use of Proceeds."

                                                                                       AS
                                                                      ACTUAL        ADJUSTED
                                                                     ---------      ---------
                                                                          (IN THOUSANDS)
Long-term debt
  Company:
     Bank debt (floating).........................................      67,000              -
     Notes due 1997-1998 (9.1%)...................................      40,000         40,000
     Notes due 1999 (floating)....................................           -         30,000
     Notes due 2006 (6.70%).......................................           -        150,000
  Subsidiary companies:
     Notes due 1998 (4.52%).......................................      16,000         16,000
     Notes due 1998 (floating)....................................      55,000         55,000
     Notes due to affiliated company..............................      12,758             --
     Notes due 2001 (floating)....................................     105,000        105,000
     Other........................................................       4,936          4,936
  Unamortized debt discount.......................................           -         (1,333)
                                                                     ----------     ----------
          Total long-term debt....................................     300,694        399,603
                                                                     ----------     ----------
Shareholders' equity
  Common stock....................................................     201,600        201,600
  Additional paid-in capital......................................     389,192        389,192
  Unearned compensation...........................................      (6,354)        (6,354)
  Cumulative foreign currency translation adjustment..............     (10,443)       (10,443)
  Retained earnings...............................................     667,221        667,221
  Common stock held in treasury...................................      (4,187)        (4,187)
                                                                     ----------     ----------
          Total shareholders' equity..............................   1,237,029      1,237,029
                                                                     ----------     ----------
            Total capitalization..................................   $1,537,723     $1,636,632
                                                                     ==========     ==========

                                USE OF PROCEEDS

The net proceeds from the sale of the Notes offered hereby will be used to retire the $67,000,000 of bank debt outstanding at September 30, 1996, to retire $12,758,000 of bank debt incurred since September 30, 1996 to pay notes due to an affiliated company, and to retire other bank debt incurred since September 30, 1996 to fund exploration and development expenditures and other general corporate purposes. As of November 12, 1996, the weighted average interest rate on the debt to be retired was approximately 5.47%.

                       RATIO OF EARNINGS TO FIXED CHARGES


                                                 NINE
                                                MONTHS
                                                 ENDED              YEAR ENDED DECEMBER 31,
                                             SEPTEMBER 30,  ----------------------------------------
                                                 1996       1995     1994     1993     1992     1991
                                                 ----       ----     ----     ----     ----     ----
Ratio of Earnings to Fixed Charges............   9.98       10.64    11.12    7.95     3.95     2.21

                              DESCRIPTION OF NOTES

The following description of the particular terms of the Notes offered hereby (referred to in the Prospectus (the "Prospectus"), which this Prospectus Supplement accompanies, as the "Offered Debt Securities") supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of Debt Securities set forth in the Prospectus, to which description reference is hereby made.

GENERAL

The Notes will be limited to $150,000,000 aggregate principal amount and will mature on November 15, 2006. The Notes will bear interest at the rate per annum shown on the cover page of this Prospectus Supplement from November 18, 1996 or from the most recent interest payment date to which interest has been paid or provided for, payable semi-annually on May 15 and November 15 of each year, commencing on May 15, 1997, to the person in whose name the Note (or any predecessor Note) is registered at the close of business on the May 1 or November 1, as the case may be, next preceding such interest payment date.

The Notes may not be redeemed prior to maturity, and are not entitled to any sinking fund. With certain exceptions and pursuant to certain requirements set forth in the Indenture, the Company may discharge its obligations under Indenture with respect to the Notes as described under "Description of Debt Securities - Discharge of Indenture" in the Prospectus. Prospective investors are urged to consult their own advisors as to the tax consequences of any such action.

BOOK-ENTRY ONLY SYSTEM

The Notes will be issuable only as Registered Securities and will be represented by one certificate (the "Global Security") to be registered in the name of the nominee of DTC or any successor depository (the "Depository"). The Depository will maintain the Notes in denominations of $1,000 and integral multiples thereof through its book-entry facilities. In accordance with its normal procedures, the Depository will record the interests of each Depository participating firm ("Participant") in the Notes, whether held for its own account or as a nominee for another person.

So long as the nominee of the Depository is the registered owner of the Notes, such nominee will be considered the sole owner or holder of the Notes for all purposes under the Indenture and any applicable laws. Except as otherwise provided below, a Beneficial Owner, as hereinafter defined, of interests in the Notes will not be entitled to have the Notes represented by the Global Security registered in their names, will not be entitled to receive a physical certificate representing such ownership interest and will not be considered an owner or holder of the Notes under the Indenture. A Beneficial Owner is the person who has the right to sell, transfer or otherwise dispose of an interest in the Notes and the right to receive the proceeds therefrom, as well as interest, principal and premium (if any) payable in respect thereof. A Beneficial Owner's interest in the Notes will be recorded, in integral multiples of $1,000, on the records of the Participant that maintains such Beneficial Owner's account for such purpose. In turn, the Participant's interest in such Notes will be recorded, in integral multiples of $1,000, on the records of the Depository. Therefore, the Beneficial Owner must rely on the foregoing arrangements to evidence its interest in the Notes. Beneficial ownership of the Notes may be transferred only by compliance with the procedures of a Beneficial Owner's Participant (e.g. brokerage firm) and the Depository. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may impair the ability to transfer or pledge beneficial interests in the Global Security.

DTC has advised the Company that it will take any action permitted to be taken by a holder of Notes only at the direction of one or more Participants to whose account the DTC interests in the Global Security is credited and only in respect of such portion of the aggregate principal amount of Notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the Notes, DTC will exchange the Global Security for certificated Notes, which it will distribute to its Participants in accordance with its customary procedures.

The rights of ownership must be exercised through the Depository and the book-entry system and notices that are to be given to registered owners by the Company or the Trustee will be given only to the Depository. It is expected that the Depository will forward the notices to the Participants by its usual procedures, so that Participants may forward such notices to the Beneficial Owners. Neither the Company nor the Trustee will have any responsibility or obligation to assure that any notices are forwarded by the Depository to any Participant or by any Participant to the Beneficial Owners.

DTC has advised the Company and the Underwriters as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC was created to hold securities of Participants and to facilitate the clearance and settlement of securities transactions among Participants in such securities through electronic book-entry changes in accounts of Participants, thereby eliminating the need for physical movement of securities certificates. Participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own DTC. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly. Persons who are not Participants may beneficially own securities held by DTC only through Participants. The rules applicable to DTC and its Participants are on file with the Securities and Exchange Commission.

Settlement for the Notes will be made in immediately available funds. So long as the Notes are subject to DTC's book-entry system, the Notes will trade in DTC's Same-Day Funds Settlement system until maturity, and therefore DTC will require that secondary trading activity in the Notes be settled in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Notes.

                                  UNDERWRITING

Subject to the terms and conditions set forth in the Underwriting Agreement dated the date hereof, the Company has agreed to sell to each of the Underwriters named below, severally, and each of the Underwriters has severally agreed to purchase, the principal amount of the Notes set forth opposite its name below.

                                                                                  PRINCIPAL
                                                                                  AMOUNT OF
    NAME                                                                            NOTES
    ----                                                                         -----------
    J.P. Morgan Securities Inc................................................   $37,500,000
    Goldman, Sachs & Co.......................................................    37,500,000
    Morgan Stanley & Co. Incorporated.........................................    37,500,000
    Salomon Brothers Inc......................................................    37,500,000
                                                                                 ------------
         Total................................................................   $150,000,000
                                                                                 ============

Under the terms and conditions of the Underwriting Agreement, the Underwriters are obligated to take and pay for all the Notes if any are taken.

The Underwriters initially propose to offer the Notes directly to the public at the public offering prices set forth on the cover page of this Prospectus Supplement and to certain securities dealers at such price less a concession not in excess of .400% of the principal amount of the Notes. The Underwriters may allow, and such dealers may reallow, a concession not in excess of .250% of the principal amount of the Notes to certain other dealers. After the initial public offering the price and such concessions may be changed.

The Notes are a new issue of securities with no established trading market. The Company does not intend to apply for listing of the Notes on a national securities exchange. The Company has been advised by the Underwriters that the Underwriters intend to make a market in the Notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of or any trading market for the Notes.

The Company has agreed to indemnify the Underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the Underwriters may be required to make in respect thereof.

In the ordinary course of their respective businesses, the Underwriters or their affiliates have provided investment banking and financial advisory services to the Company, its subsidiaries or affiliates in the past, for which they have received customary compensation and expense reimbursement, and may do so again in the future.

                             VALIDITY OF THE NOTES

The validity of the Notes will be passed upon for the Company by Vinson & Elkins L.L.P. and for the Underwriters by Bracewell & Patterson, L.L.P. Bracewell & Patterson, L.L.P. currently provides services to the Company and certain of its subsidiaries and affiliates as outside counsel on matters unrelated to the issuance of the Notes.